UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FITBIT, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

33812L102

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33812L102		SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,785,693

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,785,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,785,693

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.96%

14.	Type of Reporting Person IA; OO

CUSIP No. 33812L102		SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,785,693

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,785,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,785,693

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.96%

14.	Type of Reporting Person HC; OO

CUSIP No. 33812L102		SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,785,693

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,785,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,785,693

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.96%

14.	Type of Reporting Person HC; OO

CUSIP No. 33812L102		SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,785,693

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,785,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,785,693

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.96%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D, its Amendment No. 1 and Amendment No. 2 filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on November 14, 2019, March 23, 2020 and April 2, 2020, respectively (as amended by this Amendment No.3, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 725,004 Shares reported herein on behalf of the Constellation Fund have come directly from the assets of the Constellation Fund, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Constellation Fund was $4,751,991 (excluding commission and other execution related costs).

ITEM 4.                PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons acquired the 725,004 Shares reported herein on behalf of the Constellation Fund after the public announcement of the Merger Agreement for purposes of receiving the merger consideration described below upon consummation of the Merger.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 10-Q filed on May 7, 2020 that 237,659,049 Shares were issued and outstanding as of April 29, 2020.

(a)           As of May 19, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 11,785,693 Shares, which consisted of (i) 244,114 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 5,812,712 Shares held for the benefit of PRA Master Fund, (iii) 5,096,237 Shares held for the benefit of Constellation Fund; (iv) 319,083 Shares held for the benefit of Systematic Master Fund, and (v) 313,514 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 4.96% of the Shares.

(b)           As of May 19, 2020, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 11,785,693 Shares, which consisted of (i) 244,114 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 5,812,712 Shares held for the benefit of PRA Master Fund, (iii) 5,096,237 Shares held for the benefit of Constellation Fund; (iv) 319,083 Shares held for the benefit of Systematic Master Fund, and (v) 313,547 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 4.96% of the Shares.

(c)           Except as set forth on Schedule A attached hereto, the Funds had no transactions in the Shares since the most recent filing of the 13D Amendment No. 2 on April 1, 2020.  All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

(e)         Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on May 19, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 20, 2020

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Constellation Fund

Date	Number of Shares Bought	Price Per Share($) (1)(2)
4/2/2020	344,304	6.61911	(3)
4/3/2020	380,700	6.50021	(4)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $6.61911 per share, at prices ranging from $6.54 to $6.69 per share.

(4) Reflects a weighted average purchase price of $6.50021 per share, at prices ranging from $6.40 to $6.64 per share.

Funds (excpt for Magnetar Capital Master Fund)

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
4/17/2020	69,625	6.70720	(3)
4/20/2020	68,929	6.77864	(4)
4/21/2020	72,500	6.76484	(5)
4/22/2020	72,779	6.78232	(6)
4/23/2020	70,111	6.82541	(7)
4/24/2020	68,461	6.87918	(8)
4/27/2020	68,461	6.91827	(9)
4/28/2020	67,776	6.87340	(10)
4/29/2020	68,804	6.86874	(11)
4/30/2020	68,803	6.78953	(12)
5/19/2020	106,220	6.46743	(13)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $6.70720 per share, at prices ranging from $6.620 to $6.795 per share.

(4) Reflects a weighted average sale price of $6.77864 per share, at prices ranging from $6.680 to $6.799 per share.

(5) Reflects a weighted average sale price of $6.76484 per share, at prices ranging from $6.720 to $6.812 per share.

(6) Reflects a weighted average sale price of $6.78232 per share, at prices ranging from $6.73 to $6.84 per share.

(7) Reflects a weighted average sale price of $6.82541per share, at prices ranging from $6.740 to $6.880 per share.

(8) Reflects a weighted average sale price of $6.87918 per share, at prices ranging from $6.835 to $6.915 per share.

(9) Reflects a weighted average sale price of $6.91827 per share, at prices ranging from $6.850 to $6.960 per share.

(10) Reflects a weighted average sale price of $6.87340 per share, at prices ranging from $6.820 to $6.945 per share.

(11) Reflects a weighted average sale price of $6.86874 per share, at prices ranging from $6.80 to $6.90 per share.

(12) Reflects a weighted average sale price of $6.78953 per share, at prices ranging from $6.655 to $6.845 per share.

(13) Reflects a weighted average sale price of $6.46743 per share, at prices ranging from $6.45 to $6.49 per share.